Exhibit 99.1

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2018 Annual General Meeting of Shareholders of Check-Cap Ltd. (the “Meeting”) to be held on Thursday, September 13, 2018, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, for the following purposes:

1.	To re-elect all five directors to serve as members of our Board of Directors, until our next annual general meeting of shareholders;

2.	To approve the remuneration to be paid to each of the director nominees, subject to their election at the Meeting;

3.	To approve a one-time award of equity-based compensation, consisting of restricted stock units and options, to each of the director nominees, subject to their election at the Meeting;

4.	To approve amended compensation terms for, and a one-time award of equity-based compensation, consisting of restricted stock units and options to, Mr. Alex Ovadia, our Chief Executive Officer;

5.
To ratify and approve the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditor for the year ending December 31, 2018 and for such additional period until our next annual general meeting; and

6.	To review and discuss our financial statements for the year ended December 31, 2017.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on August 7, 2018, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.

The Proxy Statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card will be mailed to shareholders. Shareholders may also review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices during regular business hours (Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel; Tel: +972-4-+972-4-8303400 (phone)).

Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the forty-eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Our company’s representatives are Lior Torem, our Chief Financial Officer, at liort.torem@check-cap.com or +972-4-8303401, and Rachel Cohen-Menirom, our General Counsel, at rachel.cohen-menirom@check-cap.com or +972-4-8303424, Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel; Tel: +972-4-8303424.  Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In addition, for the approval of Proposal 4, one of the following two voting requirements must be met: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 4.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 4.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 4, you should contact our Chief Financial Officer, Lior Torem, at lior.torem@check-cap.com or +972-4-8303401, or our General Counsel, Rachel Cohen-Menirom, at rachel.cohen-menirom@check-cap.com or +972-4-8303424.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposal 4 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

August 1, 2018

ii

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000
Israel

_____________________

PROXY STATEMENT

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Check-Cap Ltd. to be voted at the 2018 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2018 Annual General Meeting of Shareholders.  The Meeting will be held on Thursday, September 13, 2018, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (i) the re-election of all five directors to serve as members of our Board of Directors, until our next annual general meeting of shareholders; (ii) the approval of the remuneration to be paid to each of the director nominees, subject to their election at the Meeting; (iii) the approval of a one-time award of equity-based compensation, consisting of restricted stock units and options, to each of the director nominees, subject to their election at the Meeting; (iv) the approval of amended compensation terms for, and a one-time award of equity-based compensation, consisting of restricted stock units and options to, Mr. Alex Ovadia, our Chief Executive Officer; and (v) the ratification and approval of the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditor for the year ending December 31, 2018 and for such additional period until our next annual general meeting. In addition, at the Meeting, representatives of our management will be available to review and discuss our financial statements for the year ended December 31, 2017.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on August 7, 2018.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on August 7, 2018, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•
Voting by Proxy.  If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope.  If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please follow the voting instructions provided to you by your broker, trustee or nominee.  Proxies must be received by our transfer agent or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting. Proxies received by our transfer agent or at our registered office in Israel during the forty-eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.  The only item on the Meeting agenda that may be considered routine is Proposal 5 relating to the reappointment of the Company’s independent auditors for the fiscal year ending December 31, 2018 and for such additional period until our next annual general meeting for 2019; however, we cannot be certain whether this will be treated as a routine matter. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In addition, for the approval of Proposal 4, one of the following two voting requirements must be met: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 4.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposal 4.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 4, you should contact our Chief Financial Officer, Lior Torem, at lior.torem@check-cap.com or +972-4-8303401, or our General Counsel, Rachel Cohen-Menirom, at rachel.cohen-menirom@check-cap.com or +972-4-8303424.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Proposal 4 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

To our knowledge, no person or entity beneficially owns more than 5% of our outstanding ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of July 30, 2018 by (i) each of our directors, director nominees and executive officers; and (ii) all of our directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 5,291,357 ordinary shares, NIS 2.40 par value per share, outstanding as of July 30, 2018.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of July 30, 2018 are deemed to be outstanding and beneficially owned by the person or entity holding such options or warrants for the purpose of computing the number of shares beneficially owned by such person or entity. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and Executive Officers
Alex Ovadia	*	*
Lior Torem	*	*
Yoav Kimchy(1)	63,874	1.20%
Steven Hanley	*	*
Clara Ezed	*	*
Mary Jo Gorman	*	*
XiangQian (XQ) Lin	*	*
Yuval Yanai	*	*
All director and executive officers as a group (8 persons)(2)	407,873	7.59%
___________

* Less than 1% of our ordinary shares.

(1)
Includes: (i) 26,969 ordinary shares directly held by Yoav Kimchy; (ii) 10,127 ordinary shares subject to options held by Yoav Kimchy that are currently exercisable or exercisable within 60 days of this table; (iii) 68 restricted stock units held by Yoav Kimchy that shall vest within 60 days of this table (iv) 26,638 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy; (v) 70 ordinary shares subject to options held by Sigalit Kimchy that are currently exercisable or exercisable within 60 days of this table; and (vi) 2 restricted stock units held by Sigalit Kimchy that shall vest within 60 days of this table. Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

(2)	See footnote (1) for certain information regarding beneficial ownership.

Executive Officer Compensation

The table below sets forth the compensation paid to our former chief executive officer, who ceased so serve in such capacity in February 2018, and each of our current four executive officers, in each case during or with respect to the year ended December 31, 2017.  We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, to the extent applicable, and any undertaking to provide such compensation.  All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2017, plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

The exchange rate that we used to calculate the “Salary Cost” of our chief financial officer, chief technology officer and chief operations officer and Israeli site manager, as presented in the following table, was NIS 3.576 to US$1.00, and is provided herein for convenience (such exchange rate is based on the average of the last-day exchange rate of each of the 12 months during 2017, as published by the Bank of Israel).

	Salary Cost(1)	Share-Based Compensation(2)	Total
Name and Principal Position	US$
William (Bill) Densel - former Chief Executive Officer(3)	428,101	389,651	817,752
Alex Ovadia - Chief Executive Officer (since February 2018); former Chief Operations Officer, Israeli Site Manager and Vice President, Research and Development(4)	387,762	39,139	426,895
Lior Torem - Chief Financial Officer	338,326	33,869	372,195
Yoav Kimchy - Chief Technology Officer	286,684	29,657	316,341
Boaz Shpigelman -Vice President, Research and Development (since March 2018); former director of development(5)	205,238	12,205	217,443
_______________

(1)
“Salary Cost” includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, education funds, pension, severance, risk insurances, payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2017 based on the fair value of the grant date of the equity awards, in accordance with accounting guidance for equity-based compensation.

(3)	Mr. Densel ceased to serve as our Chief Executive Officer on February 26, 2018.

(4)	Mr. Ovadia was appointed as our Chief Executive Officer on February 26, 2018.

(5)	Boaz Shpigelman was appointed as our Vice President of Research and Development in March 2018. Mr. Shpigelman served as our director of development from August 2012 to March 2018.

PROPOSAL 1
RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Composition of the Board of Directors

Under our articles of association, as currently in effect, our Board of Directors must consist of at least four and not more than eleven directors.  Our Board of Directors currently consists of five directors, Steven Hanley, Clara Ezed, Dr. Mary Jo Gorman, XiangQian (XQ) Lin and Yuval Yanai.  Each of our directors holds office until the next annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

All of our currently serving directors are standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified.  Our Board of Directors has affirmatively determined that each of Steven Hanley, Clara Ezed, Dr. Mary Jo Gorman and Yuval Yanai is an “independent director” as defined under NASDAQ Listing Rules.  Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of five members, four of whom satisfy the independence requirements of the NASDAQ Listing Rules.

Suitability of Director Nominees

Our Nominating Committee and Board of Directors have reviewed the qualifications and suitability of each of the director nominees.  In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his or her duties as a director of our company, taking into consideration our company’s size and special needs. Accordingly, upon the recommendation of our Nominating Committee, our Board of Directors has nominated the five individuals named below for election, to hold office until our next annual general meeting of shareholders, subject to our articles of association.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Steven Hanley has served as a member of our Board of Directors since February 2015 and as the Chairman of our Board of Directors since September 2017, and has served as a member of our Compensation Committee since March 2015, as a member of our Nominating Committee since October 2015 and as a member of our Financing Committee since June 2016.  Mr. Hanley served as a member of our Audit Committee from March 2015 until December 2017. Mr. Hanley is currently the Co-Founder, board member and Chief Executive Officer of MediBeacon Inc., an optical diagnostic company based in St. Louis, Missouri formed upon acquiring assets and intellectual property from Covidien in 2012.  Mr. Hanley is an experienced global business leader who has managed highly complex pharmaceutical and medical device operations with annual global revenue exceeding $1 billion.  As the President of Covidien plc’s Imaging Solutions business unit, Mr. Hanley led a multifunctional organization that included sales, marketing, logistics, manufacturing, as well as research and development.  Internationally, Mr. Hanley’s track record includes numerous new drug and device product introductions and sales force expansion in Eastern Europe, China and Latin America. Mr. Hanley is experienced working in different cultures and successfully navigating dynamic regulatory environments.  Over his nearly 18 years with the Covidien family of companies, Mr. Hanley developed a large network of business leaders and clinicians to help determine market needs, commercial potential and product positioning.  As a sales leader, Mr. Hanley called on radiologists, nuclear medicine physicians, cardiologists, as well as surgeons in specialties including general, orthopedic, and OB/GYN.  Mr. Hanley is Principal and Founder of Neem LLC, which was founded in 2009 to focus on startup and entrepreneurial medical device and other life science companies with whom the firm works to bridge the gap between breakthrough technology and commercialization.  Mr. Hanley is the Chairman of the Board of Managers for Daya CNS LLC, based in St Louis Missouri.  In addition, Mr. Hanley is currently on the Advisory Board for Kogent Surgical LLC, based in St Louis Missouri.  Mr. Hanley provided consultancy services to us on behalf of Neem LLC from November 2009 until December 31, 2014 and served as a Scientific Advisor to our company from June 2011 until his election to our Board of Directors in February 2015. Mr. Hanley holds B.A. and M.A. degrees in business administration from Marquette University.

Clara Ezed has served as a member of our Board of Directors since June 2017, and has served as a member of our Audit Committee since December 2017. Ms. Ezed has served as VP, Legal & Regulatory Affairs of Emas Pharma Ltd., a global contract research organization, since October 2013. From September 2009 to October 2013, Ms. Ezed served as VP, Regulatory Affairs & Drug Safety of European Medical Advisory Services Ltd., a global contract research organization.  Ms. Ezed, a lawyer and pharmacist with nearly 20 years’ experience working in the pharmaceutical industry, has managed a large and varied portfolio working in regulatory and medical affairs, quality assurance, clinical operations and pharmacovigilance. Ms. Ezed holds a BSc. in Pharmacy from the University of Strathcylde, an MBA degree from Middlesex University, a Postgraduate Diploma in Pharmacovigilance from the University of Hertfordshire, a Postgraduate Diploma in Law from Nottingham University and a Postgraduate Diploma in Legal Professional Services from City Law School, London. Ms. Ezed is a member of the Bar of England and Wales.

Dr. Mary Jo Gorman has served as a member of our Board of Directors (initially as an external director (within the meaning of the Israeli Companies Law) and since June 2017, as an ordinary (non-external) director) and as a member of our Audit Committee and Compensation Committee since May 2015, and has served as a member of our Financing Committee since June 2016. Dr. Gorman serves as Managing Director at Prosper Capital, an early stage investment fund focused on women-led businesses. From 2006 to present, Dr. Gorman also serves as Founder of Advanced ICU Care, the largest telemedicine ICU services provider in the United States, in which she also served as Chairman and Chief Executive Officer from 2006 and 2014. From December 2016 to present, Dr. Gorman also serves as interim CEO and as a member of the audit committee of TripleCare, a U.S provider of telemedicine-based healthcare services to skilled nursing facilities. From 1999 to 2006, Dr. Gorman served at IPC-The Hospitalist Company (NASDAQ:IPCM), a leading national physician group practice, as Chief Medical Officer (2003-2006), Vice President of Medical Affairs (2001-2003) and Regional Medical Director (1999-2001). From 1996 to 1998, Dr. Gorman served as President of Inpatient Care Group, a hospitalist group in St. Louis, Missouri, which she had founded to provide hospitalist services to primary care physicians and hospitals and which was subsequently sold to IPC. From 1991 to 2008, Dr. Gorman served as President of Critical Care Services, Inc., a privately held corporation which she had founded and which was later sold to Advanced ICU Care. Dr. Gorman was awarded with the following awards: 2015 Distinguished Alumni Award, Southern Illinois University School of Medicine; 2013 Distinguished Alumni Award, Olin School of Business, Washington University; 2011 EY Entrepreneurial Winning WomenTM Class of 2011; 2009 Top 25 Influential Women in Healthcare by Modern HealthCare Magazine. Dr. Gorman holds a B.A. degree in Chemistry and Biology (Cum Laude) from St. Louis University, an M.B.A degree from Olin School of Business, Washington University and an M.D. from Southern Illinois University School of Medicine.

XiangQian (XQ) Lin has served as a member of our Board of Directors, since February 2015.  Mr. Lin has served as the Group President and Chief Executive Officer of the Esco Group of Companies, a leading global life sciences and medical equipment manufacturer based in Singapore, since February 2011. Since 2014, Mr. Lin has also served as the Managing Partner of Esco Ventures, a corporate VC and venture creation arm of the Esco Group of Companies, focused on early stage investments in biotech and med-tech start-ups, since he founded it in August 2014. From January 1997 until February 2011, Mr. Lin held various positions, lastly as Vice President, of Esco Micro Pte Ltd., a family business which he re-engineered into a successful life sciences tools company when he established the Esco Biotech unit in 2000. From January 2007 to December 2010, Mr. Lin also served as the President of Esco Technologies, Inc., a wholly-owned U.S. subsidiary of Esco Micro Pte Ltd., which he established following a buy-out of a joint venture partner. Mr. Lin is the only non-U.S. member of the US NSF Standard 49 Joint Committee. Mr. Lin holds a BSc degree in Economics from the Wharton School, University of Pennsylvania.

Yuval Yanai has served as a member of our Board of Directors (initially as an external director (within the meaning of the Israeli Companies Law) and since June 2017, as an ordinary (non-external) director) and has served as the Chairman of our Audit Committee and Compensation Committee since March 2015, as the Chairman of our Nominating Committee since October 2015 and as the Chairman of our Financing Committee since June 2016. Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014. From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding companies. Prior to that, from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he served as the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the developing and manufacturing of medical imaging devices that was acquired by larger companies in this field. Mr. Yanai joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Haddasah Medical Organization, and serves as the Chairman of its finance committee and as a member of its donation committee.  Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Standard & Poor’s Maalot. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Clal Biotechnology Industries and serves as the Chairman of its audit and financial reporting committees, and as a member of its compensation committee. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Mazor Robotics Ltd., an Israeli company whose shares are listed on the NASDAQ Global Market and Tel Aviv Stock Exchange and serves as the Chairman of its compensation committee and as a member of its audit committee. Mr. Yanai also serves as the chairman of the board of directors of Endobetix Ltd., and as a member of the board of directors of Efranat Ltd.  Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Medigus Ltd., an Israeli company whose shares are listed on the NASDAQ Global Market. Previously, Mr. Yanai served as a director of Macrocure Ltd., Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group, Telrad Networks Ltd. and Medical Compression Systems (D.B.N) Ltd.  Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF RENUMERATION FOR DIRECTORS
 (Item 2 on the Proxy Card)

Under the Israeli Companies Law, the terms of remuneration payable to a director of a public company require the approval of the compensation committee, board of directors and the shareholders, in that order.  Subject to the election of the director nominees listed in Proposal 1, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment to each such director the following fees, all to be paid on a quarterly basis:

•	Annual fees: An annual fee of (i) US$25,000 for service on the Board of Directors; and (ii) US$2,500 for service on the Audit Committee.

•	Per meeting fee: A per meeting fee of US$850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone.

•
Chairman fee: An annual fee of (i) US$10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy); and (ii) US$5,000 for service as Chairman of the Audit Committee.

The foregoing fees are the same annual and per meeting fees that were approved by our shareholders at our 2017 annual general meeting for payment to our directors during their current term of service.

In addition, subject to shareholder approval at the Meeting, the directors shall be awarded the equity-based compensation described in Proposal 3, subject to his or her election at the Meeting.  If elected at the Meeting, our directors will also continue to benefit from the directors’ and officers’ indemnification and exculpation agreement that we previously entered into with each of them, as well as from our directors’ and officers’ liability insurance policy.  The directors, if elected, will also be entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors, as in effect from time to time (the “Compensation Policy”).

The proposed payment of annual and per meeting fees to our directors and other compensation terms are consistent with our Compensation Policy.

To our knowledge, there are no agreements or arrangements between any director or director nominee and any third party relating to compensation or other payment in connection with their candidacy or service on our Board of Directors.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the remuneration to be paid to each director of the Company, subject to their election at the Meeting, as set forth in Proposal 2 of the Proxy Statement for the Meeting be, and hereby is, approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3
APPROVAL OF AWARD OF EQUITY-BASED COMPENSATION TO DIRECTORS
 (Item 3 on the Proxy Card)

Our Compensation Committee and Board of Directors conducted a periodic review of the equity-based compensation of our currently serving directors, and determined that, subject to shareholder approval, it would be appropriate and in our company’s best interest to award to each of our directors equity-based compensation, consisting of 3,175 restricted stock units (“RSUs”) and options to purchase 7,408 ordinary shares, subject to his or her election at the Meeting (such that if any such director nominee is not elected at the Meeting, he or she shall not be entitled to the RSUs and options).

The proposed RSUs and options shall vest over a period of three years commencing on their date of grant, such that 33.33% of the RSUs and options shall vest on the first anniversary of the date of grant and an additional 8.33% will vest at the end of each subsequent three-month period thereafter, subject to each director’s continuing service in such capacity on each applicable vesting date. The options shall have an exercise price of US$3.92 (equal to the average closing price of our ordinary shares on the NASDAQ Capital Market during the 30 trading days prior to the approval of the grant of the award by our board of directors).  The RSUs and options shall be awarded under, and shall be subject to the terms and conditions of, the Check-Cap Ltd. 2015 Equity Incentive Plan and 2015 United States Sub-Plan (together, the “2015 Incentive Plan”) and the award agreement to be entered into with each of the directors.  The award of the proposed RSUs and options to the directors is consistent with our Compensation Policy.

Under the Israeli Companies Law, the payment of equity-based compensation to a director requires the approval of the compensation committee, board of directors and shareholders, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the election of each director nominee at the Meeting, that the award to each such director of 3,175 RSUs and options to purchase 7,408 ordinary shares, with such terms and conditions, including vesting terms, as set forth in Proposal 3 of the Proxy Statement for the Meeting, be, and hereby is, approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 4
APPROVAL OF AMENDED COMPENSATION TERMS AND AWARD OF EQUITY-BASED
COMPENSATION TO OUR CHIEF EXECUTIVE OFFICER
(Item 4 on the Proxy Card)

Mr. Alex Ovadia has served as our Chief Executive Officer since February 2018.  Mr. Ovadia has served as a member of the Board of Directors of our U.S. subsidiary, Check-Cap US, Inc., since March 2018.  Prior to that, Mr. Ovadia served as our Chief Operating Officer and Israeli Site Manager since July 1, 2015, in addition to serving as our Vice President of Research and Development since January 2013. Mr. Ovadia has more than 25 years of experience leading global operations, in addition to worldwide management of complex projects.  From 2001 to 2012, Mr. Ovadia served in various positions as global director and senior manager for CT research and development at Philips Healthcare – CT Systems.  Mr. Ovadia was also appointed as a member of Global CT R&D staff and as a member of management of Philips Medical System Technologies Ltd.  Prior to that, from 1990 to 2001, Mr. Ovadia served as project/systems engineering manager for large scale military projects, mainly aircraft upgrades for U.S. and European governments performed by Elbit Systems Ltd.  Mr. Ovadia holds a BSc degree in electrical engineering from the Technion-Israel Institute of Technology.

At the extraordinary general Meeting of shareholders held on April 2, 2018, our shareholders approved the terms of engagement of Mr. Ovadia as our Chief Executive Officer, which were substantially the same economic terms to which he was entitled when he served in his former position as our Chief Technology Officer. Our Compensation Committee and Board of Directors conducted a periodic review of Mr. Ovadia’s compensation and other terms of engagement and concluded that certain terms should be amended to reflect his performance and significant contribution to our company.  Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the following amendments to Mr. London’s terms of engagement:

•
Mr. Ovadia’s annual base salary shall be increased to US$310,000, to be paid in monthly installments in New Israeli Shekels based on an exchange rate of $1.00 = NIS 3.65, effective as of September 1, 2018.

•
Mr. Ovadia shall be entitled to an increased annual bonus of up to 50% of the annual base salary.  The bonus shall be subject to the achievement of certain criteria for each 12 month-period (or such shorter or longer period determined by our Compensation Committee and Board of Directors ), as shall be determined by our Compensation Committee and Board of Directors, in accordance with our compensation policy, as in effect from time to time.  The Board of Directors and Compensation Committee may determine that Mr. Ovadia shall be entitled to certain portion(s) of the bonus upon partial achievement of the criteria and that the bonus shall be conditioned upon the achievement of a minimum threshold of the criteria.  The Board of Directors and Compensation Committee may further determine that in the event that Mr. Ovadia’s employment terminates prior to the end of a full 12-month period, he shall be entitled to the relative portion of the bonus, based on the actual employment term during the 12-month period.  In the event of termination for “Cause” (as such term is defined in Mr. Ovadia’s employment agreement), he shall not be entitled to any bonus for the 12-month period during which his employment was terminated.  Mr. Ovadia shall be required to repay any amounts paid to him as a bonus, if subsequently it transpires that such amounts were paid on the basis of figures that were incorrect and were restated in the Company financial statements, all in accordance with applicable law and the Company’s compensation policy.

•
The prior notice period for termination of Mr. Ovadia’s employment by each of the Company and Mr. Ovadia shall be increased to six months, except that the Company will be entitled to terminate Mr. Ovadia’s employment agreement immediately for “Cause” (as such term is defined in his employment agreement).

•
Mr. Ovadia may be entitled to a one-time payment of up to 100% of his annual base salary in connection with a “Transaction”, as such term is defined in 2015 Plan, as shall be determined by our Compensation Committee and Board of Directors and subject to such other terms and conditions as the Compensation Committee and Board of Directors may determine.  “Transaction” is generally defined in the 2015 Plan as a sale of all or substantially all of our assets or shares; a merger or consolidation; or a scheme of arrangement for the purpose of effecting such a sale, merger, consolidation, amalgamation or other transaction.

In addition, our Compensation Committee and Board of Directors conducted a periodic review of the equity-based compensation previously awarded to our executives and other employees, and determined that it would be appropriate and in our company’s best interest to award to our executives and other employees equity-based compensation, consisting of RSUs and options.  Accordingly, our Compensation Committee and Board of Directors approved, and recommend that the shareholders approve, the award to Mr. Ovadia of 39,685 RSUs and options to purchase 92,599 ordinary shares.  The RSUs and options shall vest over a period of three years commencing on their date of grant, such that 33.33% of the RSUs and options shall vest on the first anniversary of the date of grant and an additional 8.33% will vest at the end of each subsequent three-month period thereafter, subject to each director’s continuing service in such capacity on each applicable vesting date.  The options shall have an exercise price of US$3.92 (equal to the average closing price of our ordinary shares on the NASDAQ Capital Market during the 30 trading days prior to the approval of the grant of the award by our board of directors).  The RSUs and options shall be awarded under, and shall be subject to the terms and conditions of, the 2015 Incentive Plan and the award agreement to be entered into with Mr. Ovadia.

Other than as described above, Mr. Ovadia’s terms of engagement as Chief Executive Officer shall remain as currently in effect.

The proposed amended terms of engagement of Mr. Ovadia and the proposed equity-based award to Mr. Ovadia are consistent with our Compensation Policy.

Under the Israeli Companies Law, the terms of engagement of a chief executive officer, including the award of equity-based compensation to a chief executive officer, that are consistent with a company’s compensation policy, require the approval of the compensation committee, board of directors and shareholders by a special majority (as described below), in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amended terms of engagement of Mr. Ovadia, the Company’s chief executive officer, as described in Proposal 4 of the Proxy Statement for the Meeting, and the award to Mr. Alex Ovadia of RSUs and options, in such amounts and with such terms and conditions, including vesting terms, as set forth in Proposal 4 of the Proxy Statement for the Meeting, be, and hereby are, approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent (2%) of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 5
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 5 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., registered public accounting firm, a member firm of Deloitte Touche Tohmatsu, as our independent registered public accountants for the fiscal year ending December 31, 2018 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.  Brightman Almagor Zohar & Co. has no relationship with us or our U.S. subsidiary except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with our Articles of Association and applicable law, our Board of Directors determines, at its discretion, the compensation of Brightman Almagor Zohar & Co. for audit and other services, in accordance with the volume and nature of their services, pursuant to the pre-approval and recommendation of our Audit Committee.  Pursuant to the pre-approval and recommendation of our Audit Committee, our Board of Directors has approved the engagement of Brightman Almagor Zohar & Co for: (i) the audit of our financial statements for the year ending December 31, 2018 and the review of our financial statements for the first three quarters in the year ending December 31, 2019, for a total remuneration of up to US$60,000; and (ii) tax and other services for the year ending December 31, 2018, for a total remuneration of up to US$60,000.  For the year ended December 31, 2017, we paid Deloitte $60,000 for audit services, $4,000 for audit-related services and $25,481 for other services.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the independent registered public accountants of the Company for the year ending December 31, 2018 and for such additional period until the next annual general meeting, be and hereby is ratified and approved, whose compensation for such services is determined by the Board of Directors of the Company, at its discretion, in accordance with the volume and nature of their services, pursuant to the pre-approval and recommendation of the Audit Committee of the Company.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and its representative will present to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2017.  This Item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2017, which form part of our annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 4, 2018, are available for viewing via the SEC’s website at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com/.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request.  None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers.  We fulfill these requirements by filing reports with the SEC.  Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  Our SEC filings are also available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law and the regulations promulgated thereunder.  Under Section 66(b) of the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of or outstanding voting rights are entitled to request that our Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders.  Accordingly, any such shareholders may request to include a proposal on the agenda of the Meeting by submitting their proposals in writing to Rachel Cohen-Menirom, our General Counsel, at the following address: Check-Cap Ltd., Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: General Counsel.  For a shareholder proposal to be considered for inclusion at the Meeting, our General Counsel must receive the written proposal, together with the accompanying documentation and information required to be submitted under Israeli law, no later than August 9, 2018.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than August 16, 2018, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2018 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, /s/ Steven Hanley Steven Hanley Chairman of the Board of Directors

Date: August 1, 2018